March 27, 2006

Ms. Kathleen Collins

Accounting Branch Chief

US Securities and Exchange Commission

Washington D.C 20549

Re:	Datawatch Corporation
Form 10-K for the Fiscal Year Ended
September 30, 2005
Filed December 12, 2005
File No. 000-19960

Dear Ms. Collins:

We have received your letter dated March 20, 2006 and would like to respond to the following questions.

Question 1.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Revenue Recognition, page 32

Question 3.

Please refer to comment 3 in our letter dated February 6, 2006.  We have reviewed your response and note in your disclosure on page 4 that there is a significant range in price for your “typical configurations” (e.g. $35,000 to $200,000 or $60,000 to $450,000).  Help us understand what elements are included in the low end of the price range as opposed to what elements are included in the higher priced range that results in such a significant difference.

RESPONSE

As we stated in our earlier response, “Typical configurations” describes common combinations of the various software modules, maintenance support agreements and professional services in relation to our multiple element arrangements, in which we refer to as Enterprise Software.  A basic, low end of the range system could consist of one software module (such as ES Reports) and would include only 5 user licenses for the software.  This low end range system may also include 2 professional service days to assist the Customer with the implementation of the software and an annual maintenance support agreement that is calculated at 18% of the software list price.  Our typical contracts at the high end of the range could consist of three to four additional software modules (such as ES Style, ES Spreadsheet and ES Cube) and include between 25 - 99 user licenses for the software.  A high end system of this type would often also include 10-15 professional service days to assist the customer with implementation, installation, standard reports and training and a maintenance support agreement that is calculated at 18% of the software list price value.

Our use of the term “typical configurations” was meant to inform our investors the range of sales prices for the large majority of our contracts in each product group, rather than implying that a majority of the contracts were similar in size and type.  We will clarify future filings by deleting the reference to “typical configurations” in our discussion of price ranges.

As mentioned in our prior response, in future filings we will also clarify our revenue recognition policy to indicate that future service elements are not essential to the functionality of the software.

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Robert W. Hagger
Robert W. Hagger
President, Chief Executive Officer and Director

cc: Patrick Gilmore, Securities and Exchange Commission